UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)*


                                 MediaBay, Inc.
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                   58446J 10 8
             -------------------------------------------------------
                                 (CUSIP Number)


                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                  202-637-5600
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 28, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 58446J 10 8                                  Page   2   of    8 Pages
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                                  SCHEDULE 13D
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1         NAME OF REPORTING PERSON

          NORTON HERRICK
          C/O THE HERRICK COMPANY, INC.
          2 RIDGEDALE AVENUE, P.O. BOX 214
          CEDAR KNOLLS, NEW JERSEY 07927-0214

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |X|

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3         SEC USE ONLY


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4         SOURCE OF FUNDS*


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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
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                             7      SOLE VOTING POWER

                                    13,712,155 (INCLUDES 13,422,085 SHARES
                                    ISSUABLE UPON EXERCISE OR CONVERSION OF
         NUMBER OF                  WARRANTS, OPTIONS AND CONVERTIBLE DEBT)(1)
                             ---------------------------------------------------
          SHARES             8      SHARED VOTING POWER

       BENEFICIALLY                 0(2)
         OWNED BY
                             ---------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER

         REPORTING                  13,712,155 (INCLUDES 13,422,085 SHARES
                                    ISSUABLE UPON EXERCISE OR CONVERSION OF
           WITH                     WARRANTS, OPTIONS PERSON AND CONVERTIBLE
                                    DEBT)(3)
                             ---------------------------------------------------
                             10     SHARED DISPOSITIVE POWER

                                    8,321,322 (INCLUDES 5,357,142 SHARES
                                    ISSUABLE UPON CONVERSION OF CONVERTIBLE DEBT
                                    AND PREFERRED STOCK)(4)

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          22,033,477 (INCLUDES 18,779,227 SHARES ISSUABLE UPON EXERCISE OR CONVERSION OF WARRANTS, OPTIONS, PREFERRED STOCK AND CONVERTIBLE DEBT)

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|

          N/A

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          69.2%

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14        TYPE OF REPORTING PERSON*

          IN

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------------------
      (1) Please see Item 5 for a description of an irrevocable proxy granted by the Reporting Person.

      (2) Please see Item 5 for a description of an irrevocable proxy granted by the Reporting Person.

      (3) Please see Item 5 for the description of an agreement pursuant to which the Reporting Person and Huntingdon Corporation, a company wholly owned by the Reporting Person ("Huntingdon"), have agreed to restrict the disposition of their shares for a specified period of time.

      (4) Please see Item 5 for the description of an agreement pursuant to which the Reporting Person and the N. Herrick Irrevocable ABC Trust, of which the Reporting Person is the sole beneficiary ("N. Herrick Trust"), have agreed to restrict the disposition of their shares for a specified period of time.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 58446J 10 8                                  Page   3   of    8 Pages
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         This Amendment No. 16 (this "Amendment") amends and supplements the
Schedule 13D and previous amendments (the "Schedule 13D") filed by Norton Herrick (the "Reporting Person") relating to the common stock, no par value ("Common Stock"), of MediaBay, Inc., a Florida corporation (the "Company"). The Reporting Person is filing this Amendment to report that the Reporting Person has entered into agreements that result in changes in information previously reported for securities over which the Reporting Person may be deemed the beneficial owner. Capitalized terms not otherwise defined have the meanings set forth in the prior Schedule 13D.

Item 4.  Purpose of Transaction
         ----------------------

         Item 4 is being supplemented as described herein.

         Reference is made to Item 5 herein for a discussion of (i) an agreement with the Company that relates to and may result in the acquisition of additional securities of the Company, (ii) an agreement and powers of attorney pursuant to which in the event of default of the 6% Notes (as described below), certain rights under convertible notes owned by the Reporting Person and Huntingdon have been assigned to the holders of the 6% Notes, (iii) the grant by the Reporting Person of an irrevocable proxy and (iv) an agreement to restrict the disposition of certain securities by the Reporting Person.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5 is hereby amended to report agreements entered into by the Reporting Person in connection with certain securities over which the Reporting Person may be deemed the beneficial owner, which may result in changes in the nature of the beneficial ownership the Reporting Person may be deemed to have.

         (a) As of the date of this Amendment, the Reporting Person beneficially owns an aggregate of 22,033,477(5) shares of Common Stock, which represents approximately 69.2% of the shares of Common Stock outstanding as of February 10, 2004. The shares of Common Stock beneficially owned by the Reporting Person include:

                  (i) 6,262,074(6) shares held directly by the Reporting Person;

                  (ii) 7,450,081(7) shares held by Huntingdon; and

                  (iii) 8,321,322(8) shares held by N. Herrick Trust.

         (b) The number of shares of Common Stock as to which the Reporting Person has

                  (i) sole power to vote or direct the vote is 13,712,155(9)


----------------------
      (5) Includes the Reporting Person's right to acquire 18,779,227 shares of Common Stock issuable upon the exercise or conversion of warrants, options, convertible debt and Preferred Stock.

      (6) Includes the Reporting Person's rights to acquire 5,972,004 shares of Common Stock issuable upon the exercise or conversion of warrants, options and convertible debt.

      (7) Represents the Reporting Person's right to acquire 7,450,081 shares of Common Stock issuable upon the exercise of warrants and conversion of convertible debt.

      (8) Includes the Reporting Person's right to acquire 5,357,142 shares of Common Stock issuable upon conversion of convertible debt and Preferred Stock.

      (9) Includes the Reporting Person's right to acquire 13,422,085 shares of Common Stock issuable upon exercise or conversion of warrants, options and convertible debt. Please see Item 5 for a description of an irrevocable proxy granted by the Reporting Person.

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CUSIP No. 58446J 10 8                                  Page   4   of    8 Pages
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                  (ii) shared power to vote or direct the vote is 0(10)

                  (iii) sole power to dispose or direct the disposition is
                        13,712,155(11)

                  (iv) shared power to dispose or direct the disposition is
                       8,321,322(12)


         (c) Set forth below are transactions that the Reporting Person and various entities have engaged in which involved shares of Common Stock for which the Reporting Person currently may be deemed the beneficial owner.

         On January 28, 2004, the Reporting Person entered into an agreement, by and among the Company, the N. Herrick Trust, Huntingdon and the Reporting Person (the "Note Agreement") pursuant to which the Reporting Person, the N. Herrick Trust and Huntingdon, as holders of currently existing convertible notes of the Company, agreed to consent to the private placement of new 6% senior secured subordinated convertible notes ("6% Notes") to be issued by the Company to third parties ("New Debt Transaction"). The New Debt Transaction involved the sale of $4.0 million aggregate principal amount of the 6% Notes. Conversion of the 6% Notes issued in the New Debt Transaction requires the approval of the Company's shareholders. Upon shareholder approval, the 6% Notes will automatically convert into between approximately 4.7 and 5.3 million shares of Common Stock. The purchasers of the 6% Notes (the "Purchasers"), the placement agent for the New Debt Transaction ("Placement Agent") and a broker also acquired warrants to purchase up to an aggregate 3.1 million shares of the Common Stock as part of the New Debt Transaction.

         In connection with the New Debt Transaction, the Reporting Person, Huntingdon and the Purchasers entered into an agreement ("Letter Agreement") pursuant to which the Reporting Person and Huntingdon granted to the holders of the 6% Notes in the event of default (as defined in the 6% Notes) the right to receive payment of interest and principal under currently existing convertible notes held by the Reporting Person and Huntingdon and to exercise the Reporting Person's and Huntingdon's rights under security agreements securing such convertible notes. Pursuant to the Letter Agreement, the Reporting Person and Huntingdon executed Powers of Attorney in favor of a representative of the holders of the 6% Notes, pursuant to which such representative may, following an event of default (as defined in the 6% Notes), take actions necessary to enforce the rights of the holders of the 6% Notes under the Letter Agreement, including enforcing the Reporting Person's and Huntingdon's rights of repayment under their currently existing convertible notes. The Purchasers required the Reporting Person and the N. Herrick Trust to each grant an irrevocable proxy (each an "Irrevocable Proxy") to vote its shares of voting stock of the Company in favor of the Purchasers' purchase from the Company of the 6% Notes and warrants described above and the issuance of the Company's securities in connection with the New Debt Transaction (the "New Debt Transaction Vote"). Each Irrevocable Proxy will terminate automatically upon the conclusion of the New Debt Transaction Vote. The Purchasers also required the Reporting Person, Huntingdon and the N. Herrick Trust to enter into an agreement (the "Lock-up Agreement") to restrict the disposition, as defined in the Lock-up Agreement, by such persons, of any Common Stock or securities convertible into and exercisable or exchangeable for Common Stock without the prior consent (except for certain transfers as set forth in the Lock-up Agreement) of the Placement Agent. The Lock-up Agreement restrictive period extends from the closing date of the New Debt Transaction until after the 90th day following the date that a registration statement filed with the Securities and Exchange Commission ("SEC") for the purpose of registering for resale the Common Stock issued in connection with the New Debt Transaction is declared effective by the SEC.


---------------------
      (10) Please see Item 5 for a description of an irrevocable proxy granted by the Reporting Person.

      (11) Includes the Reporting Person's right to acquire 13,422,085 shares of Common Stock issuable upon exercise or conversion of warrants, options and convertible debt. Please see Item 5 for the description of an agreement pursuant to which the Reporting Person and Huntingdon have agreed to restrict the disposition of their shares for a specified period of time.

      (12) Includes the Reporting Person's right to acquire 5,357,142 shares of Common Stock issuable upon conversion of convertible debt and Preferred Stock. Please see Item 5 for the description of an agreement pursuant to which the Reporting Person and the N. Herrick Trust have agreed to restrict the disposition of their shares for a specified period of time.

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CUSIP No. 58446J 10 8                                  Page   5   of    8 Pages
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         The Note Agreement, the Form of Letter Agreement, the Irrevocable Proxy
for each of the Reporting Person and the N. Herrick Trust and the Lock-up Agreement are attached hereto as Exhibits 1, 2, 3, 4 and 5 respectively, and are incorporated herein by reference.

         In consideration for the Reporting Person's, Huntingdon's and the N. Herrick Trust's consent to the New Debt Transaction and their agreement to execute the documents described above, under the Note Agreement, upon receipt of shareholder approval of the issuance of the New Notes (as defined herein), the Company will issue new notes ("New Notes") to Huntingdon in exchange for its currently outstanding convertible notes in the principal amounts of $1,000,000, $500,000 and $150,000, which are convertible into shares of Common Stock at a conversion price of $2.00, $1.82 and $2.00, respectively ("Old Notes"). The New Notes will have the same terms as the Old Notes, except that that conversion price of the New Notes will be $1.27. The Company has agreed in the Note Agreement to recommend to the Company's shareholders the authorization of the issuance of the New Notes in the proxy statement relating to its 2004 Annual Meeting.

Securities Owned Directly by the Reporting Person and Related Transactions
--------------------------------------------------------------------------

         Pursuant to the Irrevocable Proxy granted by the Reporting Person, the Reporting Person agreed to vote 290,070 shares of Common Stock in favor of the Purchasers' purchase from the Company of the 6% Notes and warrants described above and the issuance of the Company's securities in connection with the New Debt Transaction.

         Pursuant to the Lock-up Agreement, the Reporting Person has agreed to restrict the disposition of the following securities, as well as, in the case of any derivative security, the shares of Common Stock issuable upon the conversion or exercise of such derivative security:

            o     290,070 shares of Common Stock;

            o Options to purchase 1,500,000 shares of Common Stock at an exercise price of $8.41 per share;

            o Warrants to purchase 928,701 shares of Common Stock at an exercise price of $4.00 per share; and

            o $1,984,250 principal amount 9% Convertible Senior Subordinated Note due September 30, 2007, convertible into 3,543,303 shares of Common Stock.

Securities Owned by Huntingdon
------------------------------

         Based on the current conversion prices, the Old Notes are convertible into a total of 849,725 shares of Common Stock. The New Notes to be issued upon shareholder approval of such issuance will be convertible into 1,299,212 shares of Common Stock.

         Pursuant to the Lock-up Agreement, the Reporting Person has agreed to restrict the disposition of the following securities owned by Huntingdon, as well as, in the case of any derivative security, the shares of Common Stock issuable upon the conversion or exercise of such derivative security:


            o $2,500,000 principal amount Convertible Senior Note due September 30, 2007, convertible into 4,464,285 shares of Common Stock;

            o $800,000 principal amount Convertible Senior Subordinated Note due September 30, 2007, convertible into 1,428,571 shares of Common Stock;

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CUSIP No. 58446J 10 8                                  Page   6   of    8 Pages
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            o     $500,000 principal amount Convertible Senior Note due
                  September 30, 2007, convertible into 274,725 shares of Common Stock;

            o $1,000,000 principal amount Convertible Senior Note due September 30, 2007, convertible into 500,000 shares of Common Stock;

            o $150,000 principal amount Convertible Senior Note due September 30, 2007, convertible into 75,000 shares of Common Stock;

            o $350,000 principal amount Convertible Senior Note due September 30, 2007, convertible into 280,000 shares of Common Stock;

            o Warrants to purchase 287,500 shares of Common Stock at an exercise price of $2.00 per share; and

            o Warrants to purchase 140,000 shares of Common Stock at an exercise price of $1.25 per share


Securities Owned by N. Herrick Trust
------------------------------------

         Pursuant to the Irrevocable Proxy granted by the N. Herrick Trust, the
N. Herrick Trust agreed to vote 4,392,751 votes (consisting of 2,964,180 shares of Common Stock and 1,428,571 votes relating to 25,000 shares of Preferred Stock) in favor of the Purchasers' purchase from the Company of the 6% Notes and warrants described above and the issuance of the Company's securities in connection with the New Debt Transaction.

         Pursuant to the Lock-up Agreement, the Reporting Person has agreed to restrict the disposition of the following securities owned by N. Herrick Trust, as well as, in the case of any derivative security, the shares of Common Stock issuable upon the conversion of such derivative security:

            o     2,964,180 shares of Common Stock;

            o $500,000 principal amount Convertible Senior Subordinated Note due September 30, 2007, convertible into 892,857 shares of Common Stock; and

            o 25,000 shares of Preferred Stock, convertible into 4,464,285 shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

         Item 6 is hereby supplemented as follows:

         The response in Item 5 above is incorporated to this Item 6 by reference.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         The Exhibit Index filed herewith is incorporated herein by reference.

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CUSIP No. 58446J 10 8                                  Page   7   of    8 Pages
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Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 16 is true, complete and correct.


Date:    February 17, 2004


/s/ Norton Herrick
-----------------------------------------
Norton Herrick

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CUSIP No. 58446J 10 8                                  Page   8   of    8 Pages
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                                  EXHIBIT INDEX

        Exhibit No.     Title
        -----------     -----
            1           Agreement, dated as of January 28, 2004, by and between
                        MediaBay, Inc., a Florida Corporation, Norton Herrick, the N. Herrick Irrevocable ABC Trust and Huntingdon
                        Corporation

            2 Form of Letter Agreement, dated January 29, 2004, to the lenders specified therein from Norton Herrick and Huntingdon Corporation, including powers of attorney

            3           Irrevocable Proxy of Norton Herrick, dated as of
                        January 29, 2004

            4 Irrevocable Proxy of N. Herrick Irrevocable ABC Trust, dated as of January 29, 2004

            5 Lock-Up Agreement, dated January 29, 2004, executed by Norton Herrick, Huntingdon Corporation and N. Herrick Irrevocable ABC Trust